

December 18, 2013

Via E-mail
Jack Fonss
AccuShares Commodities Trust I
137 Rowayton Avenue, 4th Floor
Rowayton, CT 06853

> **Re: AccuShares Commodities Trust I**
> **Amendment No. 2 to Confidential Draft**
> **Registration Statement on Form S-1**
> **Submitted November 22, 2013**
> **CIK No.: 0001580167**

Dear Mr. Fonss:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please expand your disclosure on page 15 and elsewhere, as applicable, to fully explain the Sponsor's criteria for determining that a distribution of cash would "negatively impact the liquidity of the market for the Fund's shares." Discuss any causes that may lead to the effect of market illiquidity upon additional cash distributions. Also, explain how you would notify the market, including whether you would file a prospectus supplement and/or 8-K, once the decision has been made to utilize a paired share distribution instead of cash.

2.   We note your response to comment 3 of our letter dated October 21, 2013 that the strategy to primarily distribute cash has the same effect on the Class Value per Share as a paired share distribution. Paired share distributions, while dilutive, would not have impacted your cash/equivalents holdings. In addition, their dilutive effect could be adjusted via a reverse share split. Cash distributions would reduce total Class Value and cash holdings in an amount that is greater than the referenced index movements. As such, please clarify if the provisions in the bullet points on page 15, including the $25 million threshold, are the only safeguards to limit the impact distributions would have on your redemption abilities.

3.   We note your response to comment 3 asking you to balance your "advantages" disclosure. Where you have a subsection, with a subheading, highlighting your advantages, please include a subsequent subsection to highlight any characteristics or aspects of your strategy that could be considered a disadvantage compared to other tracking products. Please discuss the following or advise:

- The transaction costs associated with rebalancing an investor's position, as mentioned within your discussion of advantages. Note that the cash that needs to be rebalanced is greater than the referenced index movement.
- The impact on your cash/equivalents holdings that result from distributions. Discuss how cash from a Fund could be depleted at a faster rate when you combine the effects of distributions and redemptions.
- An investor's dependence, immediately following a regular or special distribution, on existing investors to reinvest distributions or new investors to purchase shares in order to maintain the market capitalization of a Fund.
- The limitations, if any, on the function of the product based on the paired share creation and redemption requirements.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Kathleen H. Moriarty, Esq.
        Peter J. Shea, Esq.
        Katten Muchin Rosenman LLP